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MAR 01 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66950

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longbow Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Lombardo Center, Suite 500
(No. and Street)

Independence (City) Ohio (State) 44131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Griswold 216.328.5098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

1350 Euclid Avenue, Suite 800 (Address) Cleveland (City) Ohio (State) 44115 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/11/13

OATH OR AFFIRMATION

I, Matthew Griswold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longbow Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/CCO

Title

Notary Public Exp April 1, 2016
Sean Coleman Lorain Cty OH

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

focused.
experienced.
responsive.

LONGBOW SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

Cohen
Fund Audit Services

LONGBOW SECURITIES, LLC

DECEMBER 31, 2012

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
1350 Euclid Ave., Suite 800
Cleveland, OH 44115-1877

www.cohenfund.com

216.649.1700
216.579.0111 fax

MEMBER
LONGBOW SECURITIES, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Longbow Securities, LLC as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Longbow Securities, LLC. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 25, 2013
Cleveland, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CASH AND CASH EQUIVALENTS		$ 3,981,441
RECEIVABLE FROM CLEARING BROKER		43,303
ACCOUNTS RECEIVABLE		412,834
PREPAID EXPENSES		263,694
OTHER RECEIVABLES		27,953
PROPERTY AND EQUIPMENT – AT COST		
Office equipment	$ 375,095	
Furniture and fixtures	239,584	
Leasehold improvements	103,871	
	718,550	
Less: Accumulated depreciation and amortization	485,722	232,828
		$ 4,962,053

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 388,521
ACCRUED PAYROLL	1,513,092
	1,901,613
COMMITMENTS AND CONTINGENCY	

MEMBER'S EQUITY

MEMBER'S EQUITY	3,060,440
	$ 4,962,053

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

Longbow Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and twenty-two other states, and is a member of two self-regulatory organizations, the Financial Industry Regulatory Authority (FINRA) and NYSE Arca Equities, Inc. The Company is a wholly-owned subsidiary of Longbow Research, LLC (the Parent). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is an independent equity research firm and conducts all securities transactions on an agency basis.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance and are concentrated at three separate financial institutions. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

Included in the cash balance is $100,000 that is required to be on deposit with the Company's clearing broker pursuant to its clearing agreement. Also, the Company has an irrevocable standby letter of credit with a bank that requires $262,185 remain in the Company's bank account at all times.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable (Continued)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. In the opinion of management at December 31, 2012, all accounts receivable were considered collectible and no allowance was necessary.

At December 31, 2012, there were no account balances that exceeded 90 days.

Depreciation and Amortization

Depreciation and amortization of property and equipment are provided by the use of the straight-line method over the following estimated useful lives of the assets:

Office equipment	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company is a single member LLC and, therefore, is a disregarded entity for the Internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided; however, the Company is liable for certain state and local taxes.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of December 31, 2012, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2009.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing the financial statement in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $1,348,313, which was $1,187,383 in excess of its required net capital of $160,930.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2012, the ratio was 1.79 to 1.

4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTES TO THE FINANCIAL STATEMENT

6. COMMITMENTS AND CONTINGENCY

Office and Equipment Lease

The Company leases office space and equipment in Ohio, New York, and California under operating leases which expire through June 2016. The Ohio office space lease contains rent escalation clauses and includes two two-year renewal options. Minimum annual rents for office space and equipment at December 31, 2012, are as follows:

2013	$ 815,804
2014	583,097
2015	84,728
2016	7,693
	$ 1,491,322

Sublease

The Company subleases a portion of two of its leased facilities. These sublease agreements, which expire in April 2014 and February 2015. Minimum annual rents to be received at December 31, 2012, are as follows:

2013	$ 100,235
2014	56,596
2015	5,796
	$ 162,627

Letter of Credit

The Company maintains an irrevocable standby letter of credit related to its New York office lease obligation with a bank. Amounts guaranteed under this facility totaled $262,185 at December 31, 2012. This facility expires April 2013, and has a one-year automatic extension, unless cancelled by the bank.

Guarantee

The Company is the guarantor of a bank revolver for the Parent. The guarantee was made to assist the Parent in obtaining credit. The term of the guarantee is the life of the loan, which expires December 2014. The Company would be required to perform under the guarantee if the Parent defaulted on the loan. The maximum potential amount owed would be the balance of the loan, plus accrued interest. The Company would expect the amount to be reduced by the proceeds of the sale of the Parent's collateral. At December 31, 2012, borrowings amounted to $1,650,000.